Filed by Salient Midstream & MLP Fund
pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Salient MF Trust
Commission File No. 333-266260

Midstream & MLP Fund

SALIENT MIDSTREAM & MLP FUND ANNOUNCES
SPECIAL SHAREHOLDER MEETING

HOUSTON, TX – August 17, 2022 – Salient Midstream & MLP Fund (the “Fund”) (NYSE: SMM) announced today that it will hold a Special Shareholder Meeting on September 1, 2022 at which shareholders will vote on the reorganization of SMM with and into Salient MLP & Energy Infrastructure Fund (“SMAPX”) (the “Reorganization”).  SMAPX is an open-end fund that is a series of Salient MF Trust with approximately $849 million in net assets and is also managed by Salient Capital Advisors, LLC, the investment adviser of SMM, using a similar investment strategy.  As previously announced, the record date for shareholders entitled to vote on the Reorganization is August 10, 2022.  If shareholders approve the Reorganization, the Fund intends to complete the Reorganization as soon as possible after the shareholder vote.  Therefore, the Fund is also announcing that it intends to pay cash and not reinvest distributions through the Fund’s Dividend Reinvestment Plan for any future distributions, including the third quarter distribution and special distribution recently announced.
This press release is not intended to, and does not constitute an offer to purchase or sell shares of SMM or SMAPX (together, the “Funds”) nor is this press release intended to solicit a proxy from any shareholder of the Funds. The solicitation of the purchase or sale of securities or of proxy to effect the Reorganization will only be made by a definitive Proxy Statement/Prospectus.
The Funds and their respective trustees and officers, and Salient, and its partners, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the Reorganization. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the Funds’ respective trustees and officers, and Salient and its partners, officers and employees and other persons by reading the Proxy Statement/Prospectus filed with the SEC.
INVESTORS AND SHAREHOLDERS OF THE FUNDS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS.
The Proxy Statement/Prospectus will not constitute an offer to buy or sell securities, in any state where such offer or sale is not permitted.
Shareholders may obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC at the SEC’s web site at www.sec.gov.  In addition, free copies of the final Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained by directing a request to Salient Investor Relations at (713) 548-2636.

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Salient Midstream & MLP Fund is a Delaware statutory trust registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund’s investment objective is to provide a high level of total return with an emphasis on making quarterly cash distributions to its common shareholders. The Fund seeks to achieve that objective by investing at least 80% of its total assets in securities of MLPs and midstream companies. There can be no assurance that the Fund will achieve its investment objective.

© 2022 Salient. All rights reserved.	1

This press release contains "forward-looking statements" as defined under the U.S. federal securities laws. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will," and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual future results to differ significantly from the Funds’ present expectations or projections indicated in any forward-looking statements. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; leverage risk; valuation risk; interest rate risk; tax risk; the volume of sales and purchase of shares; the continuation of investment advisory, administration and other service arrangements; and other risks discussed in the Fund’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Funds undertake no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that the Funds’ investment objective will be attained.

About Salient
Salient Partners, L.P. ("Salient") is a real asset and alternative investment firm that offers a suite of strategies focused on energy and infrastructure, real estate and tactical alternative investments. Institutions and investment advisors turn to Salient to build smarter, more efficient portfolios. Strategies are offered in the form of open- and closed-end funds and separately managed accounts. Salient was founded in 2002 and has offices in Houston and San Francisco. Learn more about Salient at www.salientpartners.com.

The Salient MLP & Energy Infrastructure Fund (“SMAPX”) seeks to maximize total return (capital appreciation and income).  SMAPX seeks to achieve its investment objective by investing in at least 80% of its net assets in securities of MLPs and energy infrastructure companies. Investing involves risk including the potential loss of principal.  SMAPX may engage in other investment practices that may involve additional risks and you should review the Fund prospectus for a complete description.

You should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The prospectus and summary prospectus contain this and other information about the Fund and are available, along with information for the Salient MLP & Energy Infrastructure Fund, by calling 866-667-9228. They should be read carefully before investing.

Advisory services offered by Salient Capital Advisors, LLC (the “advisor”). A wholly owned subsidiary of Salient Partners, L.P.  Salient is the trade name for Salient Partners, L.P., which together with its subsidiaries provides asset management and advisory services. Salient MLP & Energy Infrastructure Fund is distributed by Foreside Fund Services, LLC.

FOR SHAREHOLDER INQUIRIES:

Salient Capital Advisors, LLC
info@salientpartners.com
800-994-0755

FOR MEDIA INQUIRIES:

David Linton
dlinton@salientpartners.com
713-993-4017

© 2022 Salient. All rights reserved.	2